FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number  000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No[X]

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2007	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC CLOSES DEAL FOR STAKE IN MIKOISHI STUDIOS

Partnership brings games from a top Asian developer, access to thriving mobile gaming market

December 11, 2007 (Dublin, IRELAND and Singapore, SINGAPORE) – Cryptologic Limited, a leading software developer to the global Internet gaming industry, announced today that it has closed a deal for a significant stake in Mikoishi Studios, a top Asian game development and design company with strong capabilities in the mobile gaming market.

CryptoLogic’s $6.1 million investment in Mikoishi creates a Singapore-based strategic partnership that will accelerate the pace of CryptoLogic’s penetration of the huge Asia-Pacific marketplace. The company expects revenue from the transaction to be accretive to its earnings in 2008.

“Finding the right partners has been essential to CryptoLogic’s dramatic growth in Europe, and it will be key to CryptoLogic’s future growth in Asia,” said Javaid Aziz, CryptoLogic’s President and CEO. “We began 2007 with a relationship that brought us China-specific games – and we end the year with an even bigger partnership that will bring us both new games and new capabilities in the massive Asian mobile gaming market.”

The Mikoishi partnership will bring CryptoLogic games from one of Asia’s most acclaimed developers, and access to a technology platform that allows games to be ported to wireless devices. Because so many Asian consumers rely largely or exclusively on wireless communications, this opens up new opportunities for CryptoLogic to penetrate a large and thriving segment of the online gaming market.

CryptoLogic will initially take a substantial minority equity stake in Mikoishi, and has options to increase its ownership over time. CryptoLogic will also have representatives on the Mikoishi board of directors.

This is CryptoLogic’s second strategic investment in Asia this year. The company also acquired a significant interest in 568 Network Inc., a developer and distributor of online casual games to the Chinese market and the Chinese-language diaspora.

CryptoLogic also announced that operations in the fourth quarter of 2007 are encouraging, and the company expects to achieve results at the upper end of the guidance it gave on November 8, 2007.

About Mikoishi (www.mikoishi.com)

Mikoishi is an award-winning creative studio that produces interactive entertainment, based on internally created IP franchises that have a truly international appeal. It has an extensive track record in producing quality games of all genres, including games of chance, action, adventure and a wide range of casual games.

Mikoishi has collaborated with major game publishers, Hollywood and leading mobile operators worldwide to deliver award-winning products which are operated in over 40 countries across North and South America, Europe and North and South East Asia. Mikoishi is headquartered in Singapore with regional offices in Korea and Japan.

TEL 353 (0) 1 631 9000  FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

Mikoishi’s past projects and awards include: Phoenix Wright: Ace Attorney (IGN’s Best of E3 2006 – Best Wireless Strategy Game; 1UP’s Best of E3 2006 – Runner Up for Best Mobile Game), Star Wars Battlefront Mobile (Runner Up – IGN Wireless Game of the Year 2005, Most Innovative Design), Super Puzzle Fighter II: Network Battle (IGN’s Best of E3 2006 – Most Innovative Design for Wireless Game; IGN’s Best of E3 2006 – Runner up for Best Puzzle Game; 1UP’s Best of E3 2006 – Runner Up for Best Mobile Game), and Metal Unit (GameAxis – 2005 Editors’ Choice and Asian Game of the Year).

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic® , visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223/ dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Ben Hunt, +44 207 977 0020
Neil Thapar, +44 207 977 0020
Harry Chathli, +44 207 979 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.